SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

Amendment No. 2
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

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ELEVAI LABS INC.
(Name of Subject Company (Issuer) and Filing Person(Offeror))

_______________________________

Common Stock
(Title of Class of Securities)

28622K104
(CUSIP Numbers of Class of Securities)

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Graydon Bensler
Chief Executive Officer
Elevai Labs Inc.
120 Newport Center Drive
Newport Beach, CA 92660
(866) 794-4940
(Name, address and phone number of person authorized to
receive notices and communications on behalf of filing person)

_______________________________

With copies to:
Ross D. Carmel, Esq.
Matthew Siracusa, Esq.
Sichenzia Ross Ference Carmel LLP
1185 Avenue of the Americas, 31st Floor
New York, NY 10036
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-l.
	☒	issuer tender offer subject to Rule 13e4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2024 by Elevai Labs Inc., a Delaware corporation (the “Company), and relates to an offer by the Company to exchange up to 15,000,000 of the currently issued and outstanding shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its newly issued Series B Preferred Stock (“Series B Preferred Stock”), with each share of Common Stock being exchangeable in this offer (“Offer”) for one share of Series B Preferred Stock, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated November 4, 2024 (the “Offer to Exchange”) and the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery. The Offer was scheduled to expire at 12:00 a.m. (Eastern time) November 27, 2024, unless extended or terminated.

This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Exchange, are hereby amended as follows:

Withdrawal of Tender Offer

On November 22, 2024, the Company announced that it had withdrawn the Offer as a result of notice from the Depositary Trust Company (“DTC”) that due to logistical issues, DTC would not be able to accept the tenders of Common Stock. The Company had intended to complete the Offer prior to a planned reverse stock split; however, unforeseen circumstances, including amending the offering materials in response to Securities and Exchange Commission (“SEC”) comments, caused delays. As a result, the Company has withdrawn the Offer to prioritize regaining compliance with Nasdaq’s listing requirements.

The Company’s obligation to exchange shares pursuant to the Offer was subject to a condition that specified the Series B Preferred Stock shall be eligible for deposit with the DTC. As shares of Common Stock tendered could not be accepted by the DTC and exchanged for Series B Preferred Stock, the Offer could not be settled.

The Company will access whether to commence a new exchange offer, though there can be no assurance that the Company will proceed with a new exchange offer or as to the terms thereof. As a result of this withdrawal, no shares will be exchanged in the Offer, and all shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Company on November 22, 2024 announcing the withdrawal of the Offer is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 12.     Exhibits.

(a)(1)(A)**	Offer to Exchange, dated October 4, 2024 (incorporated herein by reference from the Original Schedule TO, filed on October 4, 2024)
(a)(1)(B)**	Form of Letter of Transmittal (incorporated herein by reference from the Original Schedule TO, filed on October 4, 2024)
(a)(1)(C)**	Amended and Restated Offer to Exchange, dated November 4, 2024
(a)(1)(D)**	Notice of Guaranteed Delivery for Offer
(a)(1)(E)**	Amended and Restated Letter of Transmittal or Offer
(a)(5)(A)**	Commencement Press Release, dated October 4, 2024
(a)(5)(B)**	Press Release regarding extension of the Offer issued by the Company issued by the Company, dated November 4, 2024

(a)(5)(C)*	Press Release, dated November 22, 2024
(d)**	Certificate of Designation of the Series B Preferred stock
107**	Filing Fee Table

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*        Filed herewith.

**      Previously filed.

Item 13.     Information Required by Schedule 13E-3.

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024	Elevai Labs Inc.
	By:	/s/ Graydon Bensler
Name: Graydon Bensler
Title: Chief Executive Officer, President, and Director